Exhibit 1

FOR IMMEDIATE RELEASE	23 January 2012

WPP PLC (“WPP”)

The PBN Company merges with Hill+Knowlton Strategies

WPP announces that its wholly-owned operating company Hill+Knowlton Strategies, the global strategic communications firm, has acquired a further 25.1% stake in The PBN Company (“PBN”), the pre-eminent strategic communications firm in Russia, Ukraine and the CIS . WPP originally acquired a 49.9% stake in PBN in 2007. PBN will combine with Hill+Knowlton Strategies to operate in Russia, Ukraine, Kazakhstan and throughout the CIS under the brand name “PBN Hill+Knowlton Strategies.”

The PBN Company provides corporate and crisis communications, government relations, financial communications and marketing communications to both Western companies investing in the CIS and regional companies expanding internationally. The firm’s clients include Abbott, Bank of America Merrill Lynch, BP, John Deere, Kingfisher, NYSE Euronext, Rosneft and Unilever, among others.

Founded in 1983, PBN has offices in Moscow, Kyiv, Almaty and Washington DC, where PBN’s existing operations will share offices with Hill+Knowlton Strategies.

This acquisition will continue WPP’s strategy of investing in important sectors and markets by further strengthening its capabilities in the Russia and CIS markets. Collectively the Group employs almost 2,500 people, including associates, in the Russia and CIS markets, with revenues that have more than doubled in the last five years to over US$250 million.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204